# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Outset Medical, Inc., CIK 0001484612
CUSIP: 690145107
Title of class of securities: Common Stock, par value $0.001 per share (the "Shares")
Address of issuer's principal executive offices: 3052 Orchard Drive, San Jose, California (CA), 95134
Date of event which requires filing of this statement: 03/10/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001442756

## Reporting persons
- PFM Health Sciences, LP: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 25,000,000; sole dispositive power 0; shared dispositive power 25,000,000; aggregate amount beneficially owned 25,000,000 (9.4% of the class)
  Comment: The percentages reported in this Schedule 13G are based upon 265,493,926 Shares outstanding as of March 10, 2025 (according to the issuer's Form 8-K as filed with the Securities and Exchange Commission on March 11, 2025). All of the other numbers and percentages reported in this Schedule 13G are as of 9:00 a.m. (ET) on the date of filing.
- PFM Health Sciences GP, LLC: type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 25,000,000; sole dispositive power 0; shared dispositive power 25,000,000; aggregate amount beneficially owned 25,000,000 (9.4% of the class)
- PFM Healthcare Growth Equity I GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 10,000,000; sole dispositive power 0; shared dispositive power 10,000,000; aggregate amount beneficially owned 10,000,000 (3.8% of the class)
- Partner Asset Management, LLC: type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 25,000,000; sole dispositive power 0; shared dispositive power 25,000,000; aggregate amount beneficially owned 25,000,000 (9.4% of the class)
- Brian D. Grossman: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 25,000,000; sole dispositive power 0; shared dispositive power 25,000,000; aggregate amount beneficially owned 25,000,000 (9.4% of the class)

## Item 1. Issuer
Name of issuer: Outset Medical, Inc.
Address of issuer's principal executive offices: 3052 Orchard Drive San Jose, CA, 95134

## Item 2. Person Filing
Name of person filing:
This Schedule 13G is being jointly filed by PFM Health Sciences, LP ("PFM"), PFM Health Sciences GP, LLC ("PFM-GP"), PFM Healthcare Growth Equity I GP, LLC ("HCG-GP"), Partner Asset Management, LLC ("PAM"), and Brian D. Grossman ("Grossman" and, collectively with PFM, PFM-GP, HCG-GP, and PAM, the "Reporting Persons") with respect to shares of common stock of the above-named issuer owned by PFM Healthcare Master Fund, L.P., a Cayman Islands limited partnership ("HCM") and PFM Healthcare Growth Equity Fund I, LP, a Delaware limited partnership ("HCG").

PFM is the investment advisor for HCM and HCG. HCG-GP is the general partner of HCG. PAM is the general partner of HCM and the member manager of HCG-GP. PFM-GP is the general partner of PFM and the manager of PAM. Grossman is the sole member of PFM-GP.

The filing of this statement shall not be construed as an admission that any of the Reporting Persons is the beneficial owner of any securities covered by the statement other than the securities actually owned by such person (if any).
Address of principal business office or, if none, residence: The address of the principal business office of each of the Reporting Persons is c/o PFM Health Sciences, LP, 475 Sansome Street, Suite 1720, San Francisco, California 94111
Citizenship: PFM is organized as a limited partnership under the laws of the State of Delaware. Each of PFM-GP, HCG-GP and PAM is organized as a limited liability company under the laws of the State of Delaware. Grossman is a U.S. citizen.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
1. Each of PFM Health Sciences, LP, PFM Health Sciences GP, LLC and Partner Asset Management, LLC may be deemed to beneficially own 25,000,000 Shares.

2. PFM Healthcare Growth Equity I GP, LLC may be deemed to beneficially own 10,000,000 Shares.

3. Mr. Grossman may be deemed to beneficially own 25,000,000 Shares.
Percent of class:
1. The number of Shares that each of PFM Health Sciences, LP, PFM Health Sciences GP, LLC and Partner Asset Management, LLC may be deemed to beneficially own constitutes 9.4% of the Shares outstanding.

2. The number of Shares that PFM Healthcare Growth Equity I GP, LLC may be deemed to beneficially own constitutes 3.8% of the Shares outstanding.

3. The number of Shares that Mr. Grossman may be deemed to beneficially own constitutes 9.4% of the Shares outstanding.
Sole power to vote or to direct the vote:
1. Each of PFM Health Sciences, LP, PFM Health Sciences GP, LLC and Partner Asset Management, LLC: 0

2. PFM Healthcare Growth Equity I GP, LLC: 0

3. Mr. Grossman: 0
Shared power to vote or to direct the vote:
1. Each of PFM Health Sciences, LP, PFM Health Sciences GP, LLC and Partner Asset Management, LLC: 25,000,000

2. PFM Healthcare Growth Equity I GP, LLC: 10,000,000

3. Mr. Grossman: 25,000,000
Sole power to dispose or to direct the disposition:
1. Each of PFM Health Sciences, LP, PFM Health Sciences GP, LLC and Partner Asset Management, LLC: 0

2. PFM Healthcare Growth Equity I GP, LLC: 0

3. Mr. Grossman: 0
Shared power to dispose or to direct the disposition:
1. Each of PFM Health Sciences, LP, PFM Health Sciences GP, LLC and Partner Asset Management, LLC: 25,000,000

2. PFM Healthcare Growth Equity I GP, LLC: 10,000,000

3. Mr. Grossman: 25,000,000

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 99.1 - Joint Filing Agreement

## Signatures
- PFM Health Sciences, LP: /s/ Darren Mooney, Darren Mooney, Authorized Signatory (03/17/2025)
- PFM Health Sciences GP, LLC: /s/ Darren Mooney, Darren Mooney, Authorized Signatory (03/17/2025)
- PFM Healthcare Growth Equity I GP, LLC: /s/ Darren Mooney, Darren Mooney, Authorized Signatory (03/17/2025)
- Partner Asset Management, LLC: /s/ Darren Mooney, Darren Mooney, Authorized Signatory (03/17/2025)
- Brian D. Grossman: /s/ Darren Mooney, Darren Mooney, attorney-in-fact* (03/17/2025)
Comment: * Darren Mooney is signing on behalf of Brian Grossman as attorney-in-fact pursuant to a power of attorney dated February 1, 2024, and incorporated by reference herein. The power of attorney was filed as an attachment to a filing by certain of the Reporting Persons on Schedule 13G/A for Praxis Precision Medicines, Inc. on February 14, 2024.